                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D/A

                                 AMENDMENT NO. 2

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         Patina Oil and Gas Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    703224105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Thomas R. Denison
                            First Reserve Corporation
                           1801 California, Suite 4110
                             Denver, Colorado 80202
                                 (303) 382-1270
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 30, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule
13d-1(b)(3) or (4), check the following box:   / /

Check the following box if a fee is being paid with the statement:   / /

                                 SCHEDULE 13D/A

CUSIP NO. 703224105                                                 Page 1 of 10

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    First Reserve Corporation
    I.R.S. No.: 06-1210123
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [x]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          2,629,974
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    2,629,974
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,629,974
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     14.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

CUSIP NO. 703224105                                                 Page 2 of 10

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    First Reserve Fund VII, Limited Partnership
    I.R.S. No.: 06-1457408
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [x]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          2,629,974
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    2,629,974
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,629,974
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     14.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

CUSIP NO. 703224105                                                 Page 3 of 10

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    First Reserve GP VII, Limited Partnership
    I.R.S. No.: 06-1520256
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [x]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          2,629,974
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    2,629,974
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,629,974
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     14.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

CUSIP NO. 703224105                                                 Page 4 of 10

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    William E. Macaulay

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [x]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    USA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [x]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

CUSIP NO. 703224105                                                 Page 5 of 10

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    John A. Hill

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [x]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    USA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [x]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 2 to the statement on Schedule 13D (the "Statement"), originally filed on October 24, 1997, as amended on July 16, 1998, is filed by First Reserve Fund VII, Limited Partnership ("Fund VII"), First Reserve GP VII, Limited Partnership ("GP VII"), First Reserve Corporation ("First Reserve"), William E. Macaulay and John A. Hill (together with Mr. Macaulay, First Reserve, GP VII and Fund VII, the "Reporting Persons") and relates to the common stock, par value $0.01 per share (the "Common Stock"), of Patina Oil & Gas Corporation (the "Issuer" or "Patina"). This Amendment No. 2 is filed to report increased share ownership through the receipt of dividends of Preferred Stock that is convertible into Common Stock of the Issuer.

         Item 5 is hereby deleted in its entirety and replaced with the following:

         Item 5.  Interest in Securities of the Issuer.

         (a) As of the date hereof, the Reporting Persons identified in Item 2 are the beneficial owners of Patina Common Stock in the numbers and percentages set forth in the table below:

REPORTING PARTY                      NUMBERS OF SHARES            PERCENTAGE OF CLASS(2)
                                     BENEFICIALLY OWNED
Fund VII                                 2,629,974                        14.3%

GP VII(1)                                2,629,974                        14.3%

First Reserve(1)                         2,629,974                        14.3%

William E. Macaulay(1)                   2,629,974                        14.3%

John A. Hill(1)                          2,629,974                        14.3%

(1) Consists solely of 2,623,540 shares owned by Fund VII and 3,434 shares and presently exercisable options to purchase 3,000 shares held by Thomas R. Denison. Mr. Macaulay and Mr. Hill disclaim beneficial ownership of all such shares.

(2) Based on 18,429,613 shares of outstanding Common Stock. Includes 15,924,724 shares reported outstanding by the Issuer as of June 3, 1999 and 2,504,889 shares of Common Stock that may be received upon conversion of the Preferred Shares.

         (b) The Reporting Parties and other persons identified in Item 2 have the following powers with respect to the Patina Common Stock they beneficially own:

REPORTING PARTY                             SOLE VOTING POWER                        SHARED VOTING POWER
Fund VII                                             0                                    2,629,974

GP VII(1)                                            0                                    2,629,974

First Reserve(1)                                     0                                    2,629,974

William E. Macaulay(1)                               0                                    2,629,974

John A. Hill(1)                                      0                                    2,629,974

(1) Consists solely of 2,623,540 shares owned by Fund VII and 3,434 shares and presently exercisable options to purchase 3,000 shares held by Thomas R. Denison. Mr. Macaulay and Mr. Hill disclaim beneficial ownership of all such shares.

         (c) As more fully described in Item 6, pursuant to the Purchase Agreement, Fund VII acquired from the Issuer 825,397 shares of Preferred Stock and 82,540 shares of Common Stock for a total price of $20,634,925 on October 21, 1997.

         As more fully described in the Issuer's Certificate of Designations for the Preferred Stock, incorporated by reference as Exhibit D to the original 13D filed on October 24, 1997, each share of Preferred Stock is convertible into
2.6316 shares of Common Stock. In addition, also as more fully described in Item 6, pursuant to the Option, Fund VII acquired 36,111 shares of Common Stock from SOCO. The effective fully diluted, weighted average price per share of Common Stock to Fund VII was $9.0079.

         Between the dates the original Statement and first Amendment to this Statement were filed, Fund VII received dividends on the Preferred Stock it owns in additional shares of Preferred Stock as follows: 13,641 shares on December 31, 1997; 17,829 shares on March 31, 1998; and 18,208 shares on June 30, 1998.
These 49,678 shares of Preferred Stock are convertible into 130,731 shares of Common Stock.

         Since July 16, 1998, when the last Amendment to this Statement was filed, Fund VII has received dividends on the Preferred Stock it owns in additional shares of Preferred Stock as follows: 18,595 shares on September 30, 1998, 18,990 shares on December 31, 1998, 19,393 shares on March 31, 1999 and 19,805 shares on June 30, 1999. These 76,783 additional shares of Preferred Stock are convertible into 202,060 shares of Common Stock and have increased the shares of Common Stock deemed to be owned by Fund VII (and potentially the other reporting persons) to 2,629,974, 14.3% of the sum of the Issuer's reported outstanding Common Stock as of June 3, 1999 and the Common Stock receivable upon conversion of the Preferred Shares.

         Thomas R. Denison is an officer of First Reserve and also a member of Patina's Board of Directors. As compensation for his membership on Patina's Board of Directors, Mr. Denison has received stock grants totaling 3,434 shares of Common Stock and options to purchase 3,000 shares of Common Stock. The Reporting Persons share dispositive control over these shares, and therefore beneficial ownership, because First Reserve restricts its officers and directors from selling or transferring stock in a portfolio company.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  July 7, 1999

                          First Reserve Corporation


                                   By:      /s/ Thomas R. Denison
                                            -------------------------
                                   Name:    Thomas R. Denison
                                   Title:   Managing Director


                          First Reserve Fund VII, Limited Partnership

                          By: First Reserve GP VII, Limited Partnership as Managing General Partner

                                   By:      First Reserve Corporation,
                                            as Managing General Partner

                                            By:      /s/ Thomas R. Denison
                                                     ------------------------
                                            Name:    Thomas R. Denison
                                            Title:   Managing Director


                          First Reserve GP VII, Limited Partnership

                          By:      First Reserve Corporation,
                                   as Managing General Partner

                                   By:      /s/ Thomas R. Denison
                                            ------------------------
                                   Name:    Thomas R. Denison
                                   Title:   Managing Director

                           William E. Macaulay

                           By:      /s/ Thomas R. Denison
                                    -------------------------
                           Name:    Thomas R. Denison
                           his attorney in fact
                           (See attached Power-of-Attorney)


                           John A. Hill

                           By:      /s/ Thomas R. Denison
                                    -------------------------
                           Name:    Thomas R. Denison
                           his attorney in fact
                           (See attached Power-of-Attorney)

         Delete Schedule I and replace with the following:

                                   SCHEDULE I

         The name, business address, and present principal occupation or employment of each of the executive officers and directors of First Reserve Corporation are set forth below. Unless otherwise indicated, (i) the business address of each is 475 Steamboat Road, Greenwich, Connecticut 06830; (ii) each such person is a citizen of the United States; (iii) such person does not have any other principal occupation; (iv) in the last five years, none have been convicted in a criminal proceeding (excluding traffic violations, or similar misdemeanors); and (v) in the last five years, none have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in (y) such person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or (z) a finding of any violation with respect to such laws.

                NAME AND POSITION WITH FIRST RESERVE CORPORATION

William E. Macaulay
Chairman, Chief Executive Officer, Managing Director and Director

John A. Hill
Vice Chairman, Managing Director and Director

Benjamin A. Guill
President, Managing Director and Director

Jonathan S. Linker
Managing Director

Bruce M. Rothstein
Managing Director

Cathleen M. Ellsworth
Managing Director

Will H. Honeybourne
Managing Director and Director

Thomas R. Denison
Managing Director, General Counsel and Secretary
1801 California St., Suite 4110
Denver, Colorado  80202

Jennifer G. Kornfield
Vice President, Treasurer and Assistant Secretary

Valarie A. Thomason
Assistant Treasurer and Assistant Secretary

                                POWER OF ATTORNEY
                                    (LIMITED)

         KNOW ALL MEN BY THESE PRESENTS, that I, WILLIAM E. MACAULAY, of GREENWICH, County of FAIRFIELD, State of CONNECTICUT, reposing special trust and confidence in THOMAS R. DENISON, of LITTLETON, County of ARAPAHOE, State of COLORADO, have made, constituted and appointed, and by these presents do make, constitute and appoint the said THOMAS R. DENISON my true and lawful attorney-in-fact and agent, for me and in my name, place and stead, BOTH FOR ME PERSONALLY AND IN MY CAPACITY AS CHIEF EXECUTIVE OFFICER OF FIRST RESERVE CORPORATION, with full power and authority to do and perform each and every act necessary, as fully as I might do if personally present, to accomplish and complete the following acts or transactions:

         Sign on my behalf, any and all, filings (including filings with the Securities and Exchange Commission), agreements, notices or documents arising from, or related to, First Reserve Corporation's holdings, investments or activities.

         I, WILLIAM E. MACAULAY, hereby ratify and confirm all that said THOMAS
R. DENISON might or could lawfully do or lawfully cause to be done by virtue of this POWER OF ATTORNEY. This POWER OF ATTORNEY shall remain in effect until revoked and shall not be affected by disability of the principal.


EXECUTED this 27th day of October, 1998.


                                               /s/ William E. Macaulay
                                              ---------------------------
                                              William E. Macaulay


STATE of   Texas
           ----------------------------
                                          ss.
County of  Harris
           ----------------------------

The foregoing instrument was acknowledged before me this 27th day of October, 1998 by William E. Macaulay, the Principal.


Witness my hand and official seal.              /s/ Clifford Cheadle
                                               ---------------------------
                                               Notary

My commission expires:     02-20-2001


                       /s/ Thomas R. Denison
                     --------------------------------------
                     Specimen Signature of Agent (Attorney)

                                POWER OF ATTORNEY
                                    (LIMITED)

         KNOW ALL MEN BY THESE PRESENTS, that I, JOHN A. HILL, of GREENWICH, County of FAIRFIELD, State of CONNECTICUT, reposing special trust and confidence in THOMAS R. DENISON, of LITTLETON, County of ARAPAHOE, State of COLORADO, have made, constituted and appointed, and by these presents do make, constitute and appoint the said THOMAS R. DENISON my true and lawful attorney-in-fact and agent, for me and in my name, place and stead, BOTH FOR ME PERSONALLY AND IN MY CAPACITY AS VICE-CHAIRMAN OF FIRST RESERVE CORPORATION, with full power and authority to do and perform each and every act necessary, as fully as I might do if personally present, to accomplish and complete the following acts or transactions:

         Sign on my behalf, any and all, filings (including filings with the Securities and Exchange Commission), agreements, notices or documents arising from, or related to, First Reserve Corporation's holdings, investments or activities.


         I, JOHN A HILL, hereby ratify and confirm all that said THOMAS R. DENISON might or could lawfully do or lawfully cause to be done by virtue of this POWER OF ATTORNEY. This POWER OF ATTORNEY shall remain in effect until revoked and shall not be affected by disability of the principal.


EXECUTED this 3rd day of June, 1999.


                                           /s/ John A. Hill
                                          ----------------------------
                                          John A. Hill


STATE of   Connecticut
           ----------------------------
                                          ss.
County of  Fairfield
           ----------------------------

The foregoing instrument was acknowledged before me this 3rd day of June, 1999, by John A. Hill, the Principal.


Witness my hand and official seal.              /s/ Deana Ametrano
                                               ---------------------------
                                               Notary

My commission expires:     Sept. 30, 2003


                       /s/ Thomas R. Denison
                     --------------------------------------
                     Specimen Signature of Agent (Attorney)